SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)  Form 20-F  ☒   Form   40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)  Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1.	Announcement of Scottish Power plc regarding the grant to ScottishPower’s PacifiCorp of $65 million of additional revenues in Utah general rate case.

Safe Harbor

Some statements contained in the attached announcement are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These include statements with respect to PacifiCorp, its corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of the forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “intend”, “estimate”, “continue”, “plan” or other similar words. These statements are based on management’s assumptions and beliefs in light of the information available to it. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. We identified in our filings with the U.S. Securities and Exchange Commission, including our most recent annual report on Form 20-F, important factors that may cause results to differ from expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc

(Registrant)

Date	December 18, 2003	By:	/s/ Donald McPherson

Donald McPherson Assistant Company Secretary

ScottishPower’s PacifiCorp Granted $65 Million in Utah General Rate Case

ScottishPower announces that on 17 December, the Utah Public Service Commission (UPSC) granted $65 million of additional annual revenues to its subsidiary, PacifiCorp.

The award follows an all-parties settlement to the general rate request filed in July 2003 on the basis of a partial future test year. The rate increase reflects more current levels of expenditure, including lower power costs and other adjustments, which effectively reduced the amount requested to $83 million from $125 million as originally filed. In line with recent awards in other jurisdictions, the settlement provides a return on equity of 10.7%.

The company received no disallowances against rate base with full recovery awarded for all new system investments for generation, transmission and distribution, higher insurance and pension costs and costs incurred to re-license the North Umpqua Hydroelectric Project.

The settlement will lead to an average overall price increase in Utah of approximately 7%, with effect from 1 April 2004, and keeps PacifiCorp electricity prices among the lowest in the Western US.

PacifiCorp CEO Judi Johansen said: “With this award PacifiCorp continues to make good progress towards the goal of achieving the target of $1 billion EBIT by fiscal year 2004/05. This order provides full recovery of all new investments and allowable operating costs in Utah, and reflects the Commission’s recognition of the investments made by PacifiCorp in support of Utah’s recent strong economic growth.”

Further Information:

Andrew Jamieson	Head of Investor Relations	0141 636 4527
Colin McSeveny	Group Media Relations Manager	0141 636 4515